May 20, 2005


Jeffrey E. Ganek
Chairman and
  Chief Executive Officer
NeuStar, Inc.
46000 Center Oak Plaza
Sterling, Virginia  20166

	RE:  	NeuStar, Inc.
      Amendment No. 2 to Form S-1
      Filed May 11, 2005
      File No. 333-123635

Dear Mr. Ganek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please confirm that all of the listed underwriters are lead or managing underwriters within the meaning of Item 501(b)(8) of Regulation S-K.

Summary, page 1
2. We note your response to our prior comment 8 that you are "in the unique position of being the only provider of certain types of services" and that "the telecommunications industry... requires that there be an authoritative source for the information that the company manages." Please disclose this in the forefront of your summary in order to provide additional context with regard to your use of the terms "authoritative directories" and "authoritative provider."


Risk Factors, page 9

	Security breaches could result in an interruption of service..., page 9
3. We note your revisions in response to prior comment 12. Please tell us in your response letter what consideration you gave to adding a specific example of how your business has been impacted by security breaches. We continue to believe that this would assist investors in assessing the magnitude of the risk. Please also consider adding similar disclosure throughout this section.

Our seven contracts with North American Portability Management..., page 11
4. We note your response to our prior comment 15. Please provide a cross-reference to your discussion of the December 2003 amendments.

Management`s Discussion and Analysis, page 30
5. We note your response to comment 21. Please provide an estimate of these additional general and administrative expenses.
6. We note your response to comment 22; however, we do not see the added disclosure within the liquidity and capital resources section describing the recapitalization and how it will impact your net tangible book value, financial position and future results of operations. Please clarify for us in your response letter where this added disclosure is located within your filing. Otherwise, include it within your next amendment.
7. We note your response to comment 23; however, we still believe that further disclosure is necessary in order to provide a clear picture of your results of operations. Please revise your revenue results of operations discussion as follows:
* On page 56 of your document, you disclose your infrastructure and other services in more detail than you do within management`s discussion and analysis. To the extent possible, expand your disclosure to discuss the change in revenue associated with each of these infrastructure and other sub-services discussed on page 56.
* Clearly disclose and quantify each material factor that contributed to the change in each revenue category.
* Provide insight into the underlying business drivers or conditions that contributed to these changes.

Please refer to Item 303 of Regulation S-K and the Commission`s
Interpretive Release on Management`s Discussion and Analysis of
Financial Condition and Results of Operation on our website at:
http://www.sec.gov/rules/interp/33-8350.htm.

Financial Statements

      Report of Independent Registered Public Accounting Firm, page
F-2
8. Please have your auditor remove the legend from the bottom of its report and complete the date with respect to note 19. Your auditor should make similar revisions to its consent. Please include a copy of the clean report and consent in an amendment to your Form S-1 filed prior to making your request for effectiveness.

      Consolidated Statements of Operations, page F-5
9. We refer to your responses to comment 41. In addition to including the caption "exclusive of depreciation and amortization", please also include the amount of depreciation and amortization that is excluded from cost of revenue. If the entire amount of depreciation and amortization is related to property and equipment directly attributable to the generation of revenue, please revise your caption to state "excluding depreciation and amortization shown below".

      Note 2. Summary of Significant Accounting Policies

	Unaudited Pro Forma Financial Information, pages F-9 and F-42
10. We note your response to comment 42 and your disclosure in note
19 to the consolidated financial statements. Please also include a caption besides the common stock line item in your consolidated balance sheet that refers to note 19 so as to indicate that the balance sheet reflects the 1.4 to 1 stock split. Refer to SAB
Topic
4C for guidance.
11. We note from your response to comment 43 that you revised your discussion to disclose the amount of accrued and unpaid dividends at
December 31, 2004 and its location on the balance sheet. Please also disclose the amount of accrued and unpaid dividends as of March
31,
2005 in your "Unaudited Pro Forma Financial Information" note on page
F-42.
12. Further, in your next amendment, remove the reference to the "unaudited pro forma balance sheet information as of December 31, 2004" in your disclosure on page F-9 since you do not present pro forma balance sheet information as of December 31, 2004.

13. In addition, please explain to us in your response letter why you do not display a pro forma column in the asset section of your balance sheet as of March 31, 2005. We believe this is appropriate given that the payment of the accrued and unpaid dividends will have the pro forma effect of reducing the cash and cash equivalents balance.

	Revenue Recognition, page F-13
14. In your response to comment 47, you indicate that you recognize revenue under your contract to serve as the North American Numbering
Plan Administrator using the proportional performance method and the straight-line basis. Please clarify in your response letter which revenue recognition method you use and why you believe it is appropriate.
15. We refer to your response to comment 48. Based on your description of the services you provide under the National Pooling Administrator contract, it is unclear to us why you consider these services to be specified in number. Please clarify for us in your response letter. In addition, provide us in your response letter with the amount of revenue recognized from this contract each year from the time of its inception through 2004.
16. Further, we note on page F-14 that you added the disclosure "System enhancements are provided under cost-plus contracts utilizing the proportional performance method". Please tell us in your response letter your GAAP basis for recognizing this revenue using the proportional performance method. Explain to us in more detail the nature of these services and why you consider them to be specified in number.

	Significant Contracts, page F-14
17. Explain in the paragraph bridging pages F-14 and F-15 how you account for the RRC fee, and advise us in detail in your response letter.

      Note 16. Stock Option Plans, page F-32
18. We refer to your response to comment 57. In your next amendment, please include this disclosure or similar disclosure within your stock option footnote. Confirm to us in your response letter that this information has been adjusted for the stock split. Also, tell us the anticipated offering price range for your common stock.



Exhibits
19. Please file or provide us with the draft legality opinion and underwriters` agreement as well as a copy of the stockholders` agreement so that we may have time to review them prior to effectiveness.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or Albert Pappas, Senior Staff
Attorney,
at (202) 551-3378, with any other questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (202-530-9598)
      Stephen I. Glover, Esq.
	Gibson, Dunn & Crutcher LLP



Mr. Ganek
NeuStar, Inc.
May 20, 2005
Page 2